[Letterhead of Iveda Solutions, Inc.]

November  03, 2011

United States Securities and Exchange Commission
Terence O’Brien, Accounting Branch Chief
Washington, D.C. 20549

Re:  File No. 0-53285
        December 31, 2010 Form 10-K Filed March 30, 2011
        April 30, 2011 Form 8-K/A Filed July 15, 2011
        June 30, 2011 Form 10-Q Filed August 15, 2011

Dear Mr. O’Brien:

Iveda Solutions, Inc. (“Iveda”) hereby provides this letter in response to your comment letter dated October 20, 2011.  We have reviewed the specific items requested and enclosed within is our response. The responses below have been numbered to correspond to your comment letter.

April 30, 2011 Form 8-K/A

1.	We will amend the Form 8-K by changing the word “year” to “years” to properly reflect the audit report which covers two annual periods – 2009 and 2010.

June 30, 2011 Form 10-Q

2.
In all future 10-Q filings, we will expand Note 7 to disclose the 2011 and 2012 revenue milestones attendant to the Earnout Shares and disclose the terms under which the Earnout Share payments will be adjusted if the milestones are not achieved as required by ASC 805-10-50.

3.
We would like to request an additional month to respond to the inquiries set forth in this comment.  It is a complex valuation and we require additional time to consult with our third party valuation company.

4.	In all future 10-Q filings, we will provide the detailed disclosures concerning intangible asset classes and amortization periods as required by ASC 350-30-50.

5.	In all future 10-Q filings, we will provide acquired revenue, earnings and supplemental pro forma disclosures required by ASC 805-10-50.

6.
In all future 10-Q filings, we will provide reportable segment disclosures for Iveda and Megasys segments pursuant to ASC 280-10.  We will also expand MD&A to separately discuss the operating results of each segment pursuant to Section 501.06.a of the Financial Reporting Codification.

7.
In all future 10-Q filings, we will expand MD&A to quantify and explain any changes in our Days Sales Outstanding.  We will analyze our receivables portfolio for any amounts over 120 days and we will disclose this fact.  We will also explain our basis for asserting collectability.

8.
We will disclose any legal or economic factors that may materially impact our ability to transfer funds between our domestic and foreign businesses.  Furthermore, we will disaggregate our liquidity disclosure in MD&A to separately analyze the liquidity of the domestic and foreign businesses.

9.	In all future 10-Q filings, we will explain in MD&A why our cash reserves are not used to pay down our bank loans.

Iveda acknowledges that:

•	Iveda is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynne Phillis

Lynne Phillis
Controller, Iveda Solutions, Inc.